82-35029

3 May 2007

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX: WDC)
Westfield Holdings Limited – Annual General Meeting - 3 May 2007
Chairman's Address

A copy of the Chairman's Address to members which is to be given at today's Annual General Meeting of Westfield Holdings Limited is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl

Westfield

RECEIVED

2007 MAY -7 A 10:49

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHAIRMAN'S ADDRESS
Westfield Group Annual General Meeting
Held Thursday 3 May 2007 at 10.00 am
Grand Ballroom Westin Hotel
1 Martin Place, Sydney

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It will be evident from the Annual Report that it has been another very successful year for the Group.

We delivered strong financial results and continued to make progress on the delivery of landmark shopping centres in some of the world's leading cities.

Our operational segment earnings for the year were $1.65 billion, up 8.5% over the previous year. The Group completed 12 developments with a total cost of $2 billion.

Last year, these developments created $1.1 billion of new value for the Group.

I'm pleased to report that the first few months of 2007 have continued in the same positive vein.

Already this year we have started four major redevelopment projects; retail sales in all markets continue to be strong; and the demand for space in Westfield centres also remains strong.

Last week marked the 3rd anniversary of the announcement of the merger of Westfield Holdings, Westfield Trust and Westfield America Trust, to form the Westfield Group.

At the time the combined market capitalisation of the Westfield entities was $22 billion.

Today, the market capitalisation is $38 billion, reflecting an increase in the value of the Group of over $16 billion, and with very little issue of new equity.

Taking a longer view, since Westfield was listed in 1960 we have raised a total of $12 billion in equity, and paid out about the same amount in dividends and distributions, meaning we have created around $38 billion of value for shareholders over that period.

Ladies and gentlemen, the Westfield Group around the world is operating from a very stable foundation.

It has taken more than 47 years in Australia; 10 years in New Zealand; this year marks the 30th anniversary of our first acquisition in America and we have been in the United Kingdom for about seven years. It has been my very great privilege to have been at the helm of the Group throughout this period.

Our aim has always been, and continues to be, to create a portfolio of the highest quality assets and manage and redevelop them over time to make sure they become even better assets.

As we have grown, we continue to challenge ourselves to maintain the focus on the detail of how every centre is performing in its market and whether there is an opportunity or a need to upgrade that centre.

Our catchphrase is "intensive management". You will hear it used often in our business.

From our total portfolio of 121 centres, at any given time perhaps up to one-third of those centres are either undergoing, or are in planning for, redevelopment.

At present our redevelopment pipeline stretches out many years and new projects are continually added to the pipeline.

This intensive management and continual upgrading of our portfolio delivers not just superior returns on investment, but helps us withstand competition and absorb the impact of inevitable economic fluctuations that occur from time to time.

We have no better example of high quality assets in strong markets than those landmark projects which we have launched in the past year or so, and those we are currently working on.

Last year we completed the redevelopment of the San Francisco Centre and Century City and Topanga in Los Angeles.

We are working on what will be two of the biggest retail projects in the United Kingdom – Westfield London on London's west side and the future shopping centre at Stratford City in east London, adjacent to the site of the 2012 Olympics.

And, we've also received approval to proceed with plans for the redevelopment of our Centrepoint site in the heart of Sydney's CBD, the best retail site in Australia.

All these projects are at the forefront of what I think is a new era in the shopping centre industry.

We've prepared a short video presentation of these projects that I hope will bring to life what I've just been saying, about the quality of our portfolio and the importance of these landmark developments in promoting the Westfield brand around the world, and I'd like to play that for you now.

Ladies and gentlemen,

I hope that gave you a flavour of the exciting developments we're currently working on.

Just as we operate globally when developing our shopping centres, we of course also operate in the global financial market.

There has been a dramatic increase in the number of overseas shareholders in Westfield. At the time of the merger just 13% of our shareholder base was outside of Australia. Today, that figure is 32%.

Our strong credit profile means we can access international debt markets and the Group has issued bonds in the Australian, United States, European and United Kingdom markets.

Our international profile also opens up opportunities to work with partners from around the world in the ownership of some of our centres.

In just the past six months there have been three excellent examples of this.

Queensland Investment Corporation entered a joint venture with us in the ownership of the Merry Hill shopping centre in the UK, QIC's first investment in that country.

The Netherlands-based global investor, PGGM, invested $1 billion in a number of Australian Westfield centres through an innovative financial product called a Property Linked Note.

And earlier this week we announced the formation of a new $1.4 billion joint venture with the Government of Singapore Investment Corporation to jointly own Westfield Parramatta.

The recruitment and retention of first-class executives remains a priority for the Group and Westfield is justifiably proud of its success in retaining the services of a core group of senior executives over a long period.

At the same time, we are always seeking to add to that core group by recruiting executives from the international marketplace who are capable of transferring their skills wherever it is required around the world.

The best current example of that is our UK operations. The rapid expansion of Westfield's business there has seen Westfield executives from Australia, New Zealand and the United States relocated to London to bolster existing resources and ensure that the operating culture and knowledge of the Group, built up over nearly 50 years, is embedded in this new market for Westfield.

Ladies and gentlemen, last year Richard Green, our longest-serving executive in the United States, passed away.

His contribution to Westfield cannot be overstated. He joined us in 1980 and was a driving force behind the growth of our business in the US and was a genuine leader of our industry.

We miss him dearly, and always will.

As we noted in the annual report, the Group continues to develop new and better ways of responding to what is now broadly described as "corporate responsibility and sustainability" issues.

We now provide extensive information about the Group that is readily available in our public releases and also on our website so that investors across the globe can fully understand the Group's structure, corporate policies, operations and financial performance.

Westfield historically has been a strong supporter of community and our efforts to make our shopping centres more environmentally friendly have continued, with an increased focus over the past year or two on developing a global approach to these sustainability issues.

Ladies and gentlemen, 2006 was a year in which we continued to build on the strong global leadership position the Westfield Group has achieved.

I would like to thank the board, and all Westfield staff around the world, for their contribution to making 2006 a successful year.

I'm confident the coming year will be another good one, with increased operational segment earnings, and that the Group will achieve its distribution forecast for 2007 at 106.5 cents per security.

ENDS

END